Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752
The following is a transcript of a conference call held by MetroPCS Communications, Inc. on September 4, 2007. The slides used in the conference call have been filed separately pursuant to Rule 425 of the Securities Act of 1933. The transcript has been provided to the Company by a third party service provider. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. A replay of the conference call will be available through September 11, 2007 and can be accessed by dialing (877) 519-4471, conference code 9197169. International callers can access the replay by dialing (973) 341-3080, conference code 9197169. The replay will also be available at the MetroPCS website: www.metropcs.com.
MetroPCS Proposes to Merge With Leap Wireless
Conference Call Transcript
September 4, 2007
10:00 a.m. ET
OPERATOR: Good morning, everyone, my name is Jackie (ph) and I will be your conference operator today. At this time I would like to welcome everyone to the MetroPCS conference call. All lines have been placed on mute to prevent any background noise.
After the speakers remarks there will be a question and answer session. If you would like to ask a question during this time, please press star then the number one on your telephone keypad. This call is being recorded, and your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.
At this time I would like to turn over to Mr. Keith Terreri. Sir, you may begin your conference.
KEITH TERRERI, VICE PRESIDENT, FINANCE & TREASURER, METROPCS: Thank you, operator, and good morning, everyone. I’m Keith Terreri, Vice President of Finance and Treasurer of MetroPCS. With me this morning are Roger Linquist, our Chairman of the Board and Chief Executive Officer, and Braxton Carter, our Senior Vice President and Chief Financial Officer.
Earlier this morning MetroPCS announced that it delivered a letter to Leap Wireless International proposing a strategic stock-for-stock tax-free merger that will create a new national wireless carrier. A copy of the press release we issued as well as a slide presentation for today’s conference call can be found on the Investor Relations section of our Web site at www.metropcs.com.
Before we begin, I need to read the following. Any statements made in this presentation that are not statements of historical fact including statements about our beliefs and expectations including a proposed business combination of MetroPCS and Leap, the potential costs and benefits of any such transactions, and potential synergies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and should be evaluated as such.
Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in cost, the realization of operating efficiencies, improvements in penetration and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information.
These forward-looking statements may be identified by words such as anticipated, expect, suggest, plan, believe, intend, estimates, targets, projects, could, should, would, may, will, continue, forecast and other similar expressions.
For a discussion of the risks associated with these statements, you should review the materials relating to our proposal, including the Form 8-K we filed this morning with our press release, which can be found on the SEC’s Web site at www.sec.gov. You should also review our most recent 10-K and 10-Q’s for further discussion of the risks related to our business.
With that, I’ll now turn the call over to our Chairman of the Board and Chief Executive Officer, Roger Linquist, who will discuss this morning’s announcement in further detail.

ROGER LINQUIST, CHAIRMAN OF THE BOARD & CEO, METROPCS: Thank you, Keith. Good morning and thank you all for joining us on such short notice. As most of you know by now this morning we announced that we sent a letter to Leap proposing a strategic stock-for-stock tax-free merger that will create a new national wireless carrier.
Let’s begin on slide two of the slide presentation that we posted on our Web site this morning. We believe that the combination of MetroPCS and Leap is extremely compelling, and will create significant value for stakeholders of both companies.
I know many of you have been speculating about a merger of our two companies for quite some time, and we believe now is the right time to combine our businesses and maximize the benefits to our collective shareholders.
MetroPCS and Leap are the two fastest-growing wireless carriers in the United States. Both MetroPCS and Leap operate similar business models, offering customers unlimited service with no signed contract in our respective markets.
Both companies are low-cost operators in the wireless industry, and we both operate the networks using CDMA technology. More importantly our companies currently have highly-complimentary footprints with essentially no operating market overlap today. In fact, the only market that MetroPCS and Leap offer service in today is Modesto-Merced, California which has a licensed area of only approximately 800,000 in population.
The proposed business combination would allow us to significantly expand the service area that we can offer to our respective customers, which we believe will further strengthen our competitive position and improve our already strong financial performance.
In addition, the combined company will hold licenses in nearly all the top 200 markets in the United States, effectively creating a fifth national carrier. We believe the strategic benefits and synergy potential of the proposed transaction are compelling, and that by acting now we will maximize the potential value of this opportunity for our collective shareholders.
Turning to slide three, under the terms of the merger proposal, 2.75 shares of MetroPCS would be exchanged for each share of Leap stock. This would result in an implied ownership by MetroPCS and Leap shareholders of approximately 65.4 percent, and 34.6 percent respectively.
Based on our preliminary analysis, we estimate that the transaction could result in synergies with a net-present value of approximately $2.5 billion, which if achieved represents additional value to Leap shareholders of approximately $12.34 for each share of Leap. In addition to the financial benefits offered by this proposal to Leap shareholders, we believe the transaction is also accretive to MetroPCS shareholders.
As you can see on slide four, MetroPCS and Leap are unquestionably the fastest-growing U.S. wireless carriers, driven by what we believe is a unique value proposition to our customers. Both companies have produced extraordinary subscriber growth, growth in consolidated EBITDA over the past two-and-a-half years.
The consolidated EBITDA growth for both companies is even more impressive when one considers that consolidated EBITDA was negatively impacted during recent periods by the start-up losses associated with launching a significant number of new markets.
Slide five essentially speaks for itself. As I mentioned, PCS — MetroPCS and Leap have highly-complimentary footprints with existing or planned operations in most of the top 25 metropolitan areas. In addition, given the combined companies’ spectrum footprint we have opportunities to operate in almost all of the top 200 markets in the United States.
We continue to believe that the largest and most densely-populated markets in the United States presents the greatest opportunities for our unique business model, but we see significant value in our ability to combine certain of our respective markets to create substantially-expanded regional super-clusters.

We have provided a more comprehensive view of this opportunity on slide six. For example, we believe MetroPCS major market presence in Sacramento, San Francisco and Los Angeles, California will substantially enhance Leap’s current presence in Fresno, Visalia and San Diego California, as well as Reno, Nevada, effectively creating a regional coverage footprint anchored in each of California’s largest markets.
Likewise in Texas and the Southwest, MetroPCS' presence in Dallas-Forth Worth will enhance Leap’s presence in Houston, Austin and San Antonio, again creating a statewide regional cluster. Similar opportunities exist as we both begin to build out the AWS auction markets on the east coast and southeast regions.
We know from our prior operating experience where MetroPCS offers a large clustered service area that stronger and more relevant regional coverage both expands customer penetration and increases retention. And we see the ability to substantially expand our regional service offerings as a major strategic benefit from the proposed merger.
Now I’d like to turn the call over to Braxton.
BRAXTON CARTER, SENIOR VICE PRESIDENT & CFO, METROPCS: Thanks, Roger. Roger mentioned earlier, and as you can see on slide seven, we believe, based on our preliminary analysis that the proposed combination could result in synergies with an estimated net-present value of approximately $2.5 billion.
We anticipate approximately 35 percent of the total synergy value to come from improvements in customer retention, 30 percent from penetration improvement, 20 percent from operating efficiencies and 15 percent from back-office efficiencies.
We also believe that the merger may result in additional operational and financial benefits related to potential increase in ARPU, reductions in CPGA from lower handset costs, reduction in capital expenditures from enhanced volume discounts, as well as more efficient utilization of existing spectrum assets. But these potential opportunities are more challenging to quantify, and are not built into our $2.5 billion estimate.
Given the highly-strategic nature of this transaction, we believe the synergy potential is driven primarily by enhanced growth opportunities and improved customer satisfaction and retention, rather than significant cost-cutting or elimination of corporate overhead.
Moving on to slide eight, as Roger indicated this combination creates a new national wireless carrier with a license coverage in nearly all of the top 200 markets in the United States. The company will be uniquely positioned in the unlimited no-signed contract business model, which we believe continues to be the fastest-growing and least-penetrated segment of the wireless market.
We expect our combined cost structure to be significantly below that of traditional national carriers, with a combined cost per minute of use of less than one cent. And we believe that this transaction will substantially enhance our collective competitive position and create a highly-strategic asset that will be more attractive to potential future partners.
Turning now to slide nine, we believe our proposal is very attractive to the shareholders of Leap. Under the terms of the proposed merger, each outstanding share of Leap common stock would be exchanged for 2.75 shares of MetroPCS common stock.
Based on MetroPCS’ 20-day volume-weighted average stock price as of last Friday, the proposed exchange ratio implies a value of $77.89 for each share of Leap, or approximately $5.5 billion in aggregate equity value. MetroPCS will also assume or refinance approximately $2 billion of Leap’s existing indebtedness.
Our proposed exchange ratio represents implied premiums of 23.1 percent, and 20.1 percent based on the trailing 20 and 60-day volume-weighted average stock prices respectively for both companies for the period ending August 31, 2007. This results in implied ownership by MetroPCS and Leap shareholders of 65.4 percent and 34.6 percent respectively in the combined company.

Another compelling aspect of this proposed transaction is the approximate $2.5 billion in synergies, which if achieved would represent significant additional value to Leap shareholders of approximately $12.34 for each share of Leap.
When considered together, the total value implied by the proposed exchange ratio and Leap shareholders’ proportionate share of the estimated transaction synergies represents implied premiums of 35.1 percent and 30.3 percent based on the trailing 20 and 60-day volume-weighted average stock prices respectively for both companies as of last Friday, August 31st.
As Roger mentioned earlier, there has been quite a bit of public speculation in the financial community about this potential transaction, some of it going back well to before when we were a public company.
Given all the talk and the numerous research reports that have been published in the past regarding expectations for a transaction, we believe that since our IPO in April Leap's stock price has traded in part in anticipation of a merger between the two companies.
Accordingly, we believe that regardless of how you calculate premiums to Leap’s trading prices, it necessarily understates the value to Leap shareholders of MetroPCS’ proposal in terms of the premium to unaffected market stock price.
Moving now to slide 10, we believe MetroPCS is a very attractive partner for Leap, but we also believe that it is important to remind investors that MetroPCS has very attractive stand-alone prospects independent of a potential transaction with Leap.
MetroPCS is the fastest-growing wireless carrier in the United States today with a 66 percent CAGR in EBITDA. And our EBITDA margins are among the highest in the wireless industry, as we achieved a 47.1 percent margin in our core markets in the second quarter of 2007.
We currently operate or have plans to operate in 9 of the top 12 markets in the United States. We believe these markets represent the most attractive opportunities for our unique business model due to their sheer size, overall population density and demographics, and we believe that many of Leap’s tier two and three markets will benefit from our presence in these major markets.
Independent of the benefits of the proposed transaction, MetroPCS has a number of very exciting expansion opportunities in the near future. We remain on track to launch the Los Angeles market before the end of September, and we continue to believe that Los Angeles could be our most successful market launch ever.
We also anticipate launching in New York, Boston, and Philadelphia in late 2008 or 2009, at which point we’ll be offering service in 9 of the top 12 markets in the United States. So as you can see, we are very excited about our opportunities as a stand-alone company.
However, we believe there is a unique opportunity now to capture the strategic and financial benefits of a combination with Leap for the benefit of all of our stakeholders. We believe the time is right to create a new national carrier, and we are prepared to quickly move forward toward finalized a transaction.
Let’s turn to slide 11, which provides a snapshot at June 30th of some key, operating and financial metrics. It is apparent from the combined MetroPCS Leap column that the combined company will be a formidable competitor as a new national wireless carrier.
As of June 30th, the combined company would have 6.2 million subscribers across approximately 43 existing markets of operation. The combined company will also enjoy significant expansion opportunities in markets recently acquired in the AWS auction.
On a trailing basis, the combined company would have LTM revenue and consolidated adjusted EBITDA of $2.8 billion and $865 million respectively. Before we open the call to your questions, I’d like to turn it back over to Roger for some closing remarks.

LINQUIST: Thanks, Braxton. Before I discuss the next steps on slide 12, I just want to point out that both MetroPCS and Leap are fortunate to have talented, dedicated employees whose contributions over many years have made the companies what they are today.
We believe the proposed transaction presents great opportunities for all of our employees to be part of a larger, more diversified organization with national scope. We believe the time is now to combine the two fastest-growing U.S. wireless carriers and create a new national carrier. Clearly this combination is a compelling one both strategically and financially.
We intend to begin the regulatory process immediately, and once due diligence is completed, sign a definitive merger agreement as quickly as possible after the receipt of Board approvals from both companies. By moving expeditiously to enter into an agreement, we would expect that this proposed transaction could close in the Spring of 2008.
Turning to Slide 13, in closing we see a compelling strategic rationale for bringing together Metro PCS and Leap at this time. We have highly complementary footprints, and significant synergy potential that we believe will deliver significant additional value to the shareholders of both companies.
We look forward to sitting down with Leap’s management team to quickly make this proposed strategic merger a reality. With that, I’ll turn over to the operator for Q & A. Operator?
OPERATOR: Thank you. At this time, I would like to remind everyone if you would like to pose a question, press star then the number one on your telephone keypad. Your first question is from Ric Prentiss with Raymond James.
RIC PRENTISS, RAYMOND JAMES: Yes, good morning, guys.
ROGER LINQUIST: Morning, Ric.
RIC PRENTISS: First, Roger, our thoughts are with you as you, you know, on your health there. Best of wishes to you. Questions I’ve got on the call. First, today’s announcement is really that you’ve delivered a letter to Leap.
Obviously, the market’s voting with its wallets. Both stocks are up significantly. Why go about it via public letter versus a private negotiation? Can you help us understand kind of that process? And then the second one for Braxton: You mentioned the $2.5 billion in synergies.
Can you walk us through as far as a time line? You know, how soon would those synergies be achieved? Is it kind of way out in the future? Is it stuff fairly level loaded throughout the first several years or just kind of how should we think of the timing for synergies to come in? Thanks, guys.
ROGER LINQUIST: OK, Ric. This is Roger. Well, people have talked about this combination for a number of years. Quite frankly, it’s, it’s been almost four years since we first had some discussions with the company about this, and so it’s not something that’s going to take anybody by surprise.
There is a tremendous opportunity to create significant value, particularly in the stock for stock transactions like this for both sets of shareholders to enjoy the opportunity that we see ahead, which we think is really enormous.
The prospects of creating another national wireless carrier focused on the super regional plus there as we talked about is quite striking and we believe has great potential for the synergies that I think Braxton can expand upon a little bit in the second part of your question.
But Metro is an attractive partner, and you know, we need to get this done quickly if we’re going to get the advantages to shareholders. Even if we were to proceed on the fast path and as I pointed out might be able to close a transaction like this in spring of 2008, it would take a little bit of time to effectuate the integrations necessary to create these synergies or to get them going relative to the cluster. So we want to see this happen now. There’s no reason whatsoever for a delay. Braxton?

BRAXTON CARTER: Yes, Ric. You know, the beautiful thing about creating a new national wireless carrier is the significant synergies which this brings to the table. We’ve estimated about $2.5 billion in synergy value. About 35 percent of that is improved customer retention, 30 percent penetration improvement, 20 percent operating efficiencies and 15 percent, you know, back office efficiencies. So you can see the real drivers here on the synergy are our customer growth and the increased retention.
The benefits of having that, you know, almost all of the top 200 markets of the, you know, country, those synergies can start being realized immediately. And, you know, this isn’t something that’s being driven by cost-cutting. You know, the value proposition and the competitive nature of this is important.
We’re also looking at additional potential synergy opportunities, including a potential increase in ARPU, CPGA reductions from lower handset costs, capital expenditure savings from volume discounts, et cetera.
RIC PRENTISS: So really start seeing it pretty soon after the merger closes then.
BRAXTON CARTER: And we’ll continue to grow over time.
RIC PRENTISS: Sure. OK, well, I’m from the South. The cable guy would tell you just get her done.
OPERATOR: Thank you. Your next question is from Phil Cusick with Bear Stearns.
PHIL CUSICK, BEAR STEARNS: Hi, guys. Can you hear me?
BRAXTON CARTER: Yes, morning.
PHIL CUSICK: Thanks. I’m just going to follow up on Ric’s question because maybe I’m going to be obtuse, but why now and why in public instead of in a quiet deal? Can we assume that there have been discussions that you haven’t been able to come to an agreement on?
ROGER LINQUIST: Well, I think that what you should assume is that we’ve had discussions, as I’ve mentioned, going back on nearly four years now. And the fact is that we’ve traded as a public company since April of this year.
We think we have established a basis for our stock currency at this point, and the fact is that we think getting it in front of the shareholders and management is the most expeditious way to get a deal done, and we’re looking to do this, obviously, and avoid as much delay as possible, so we just think this is the most fulsome way to do it.
PHIL CUSICK: OK and then if I could just follow up. Could you give us any indication on recent business trends? There’s been a lot of questions about the consumer and whether things are falling off. Have you seen anything that’s outside of normal seasonality in your business? Thanks again.
ROGER LINQUIST: Yes, as kind of an indication of current status, I would say that the answer is now we’re progressing on our plan.
BRAXTON CARTER: So, you know, we talked about on our second-quarter call that we weren’t seeing any meaningful impact from any competitive offerings and that we’re seeing with the business is just normal seasonality.
PHIL CUSICK: Great. Thanks, guys.
OPERATOR: Thank you. Your next question is from David Barton with Bank of America.
DAVID BARTON, BANK OF AMERICA: Thanks, guys. Appreciate it. Can you hear me?
ROGER LINQUIST: Yes.

DAVID BARTON: OK, great. Just I guess my first question is, is just on the — I guess Braxton you were mentioning some of these other aspects of the, of the deal are expected to be, you know, accretive on top of the $2.5 billion in synergies.
You’ve probably developed all this based on kind of public information. Have you gone ahead and requested access to the Leap books and is it fair to say that we might see these synergy estimates evolve over time?
And then I guess just again going back to the timing side of things. Obviously, you know, looking backwards the stock price has been higher. Looking forwards we have the LA market launch coming up.
In a way it seems like maybe you’ve made this proposal in a valley in the stock price. And you’ve talked about the present value of the synergies and all the reasons to move expeditiously. But it seems like, you know, that within a given month looking backwards or maybe even another month looking forwards, you could have picked a different time that would have led to a higher or better ratio of MetroPCS to Leap shares.
I was wondering why, you know, again, we’ve hit this topic three times I guess, but the timing does seem, you know, odd. And I guess it would be great to kind of just try to drill in one more time. Appreciate it. Thank you very much.
BRAXTON CARTER: Yes, Dave, yes. First of all, the synergies were developed based on public information and our management judgment, and we look forward to sitting down with Leap’s management in further, you know, refining these estimates.
We talked about additional potential upside synergies. Those are much more difficult to quantify, but we’re looking forward to engaging with Leap in looking at those. Secondly, you know, we believe that our proposed offer here is extremely compelling.
It’s a 23 percent premium on a trailing 20-day VWAP, which coincidentally is, you know, the same premium if you computed off the spot last Tuesday. The rationale for doing this is creating a new national carrier, which brings substantial competitive advantages to a combined company as well as the increased synergies.
This is the most, you know, favorable exchange ratio since the week after the IPO, but it’s important for us to look at doing this now and capturing this value. And remember this is a stock for stock, so both sets of shareholders are sharing proportionately on the upside.
DAVID BARTON: OK. Thanks much.
OPERATOR: Thank you. Your next question is from Simon Flannery with Morgan Stanley.
SIMON FLANNERY, MORGAN STANLEY: OK, thank you. Good morning. If I could just come back to some of the earlier questions. Have you made an approach to Leap management in the past three months apart from this letter? And also, Braxton, if you could just talk about what integration costs might be expected within the, to get some of the merger synergies and any accretion/dilution analysis you might have done? Thanks.
ROGER LINQUIST: Yes. Well, Simon, you know, we’re not going to comment on the interaction, but I will say this, that this has — and I’ll repeat myself actually — that we’ve had discussions over the past four years.
So this is probably the least surprising event and probably most of, if not all, the shareholder meetings we had, typically on the road show, involved questions and comments about what the merits of such a combination would be.
So from our standpoint this is the least-kept best secret on the Street, and we think that if we want to move quickly, getting it in front of everybody, including the shareholders, is absolutely necessary.

SIMON FLANNERY: Is it fair to say that you may have had a discussion in the last couple of months and that you didn’t, as a result of those discussions, you decided to make this offer public rather than have a negotiated transaction?
ROGER LINQUIST: Well, as stated earlier, I don’t think it would serve anything to talk about any comments other than the fact that we’ve talked over the last nearly four years.
SIMON FLANNERY: OK.
BRAXTON CARTER: Simon, the integration costs and transaction costs were definitely considered in developing our estimate of the $2.5 billion in capitalized synergies.
SIMON FLANNERY: That’s in that number ...
BRAXTON CARTER: Yes, that’s in that number. That’s correct.
SIMON FLANNERY: OK. And, and...
BRAXTON CARTER: And, you know, as we noted that this transaction is accretive to both shareholders stock for stock, you know, proportionately sharing in the synergies going forward.
SIMON FLANNERY: Accretive in ’08 or ’09 or...
BRAXTON CARTER: I think it’s important that we engage with Leap and have further discussions on this.
SIMON FLANNERY: OK. Thank you.
OPERATOR: Thank you. Your next question is from David Janazzo with Merrill Lynch.
DAVID JANAZZO, MERRILL-LYNCH: Good morning.
ROGER LINQUIST: Hey, Dave.
DAVID JANAZZO: Can you update us on your search process, the internal and external search for CEO candidates? And, certainly, Roger, I respect your privacy, but do you still feel you’re in the position to update us by the end of the year on your future plans?
ROGER LINQUIST: Yes. I, I’m feeling good, which you should know, this is certainly not a one-man team or a one-man show, and we really do have a deep bench, so yes. We’re on track and we’ll do — we’ll make sure that the projection we made before the end of the year, we will meet that, but things are good.
DAVID JANAZZO: And the search process continues.
ROGER LINQUIST: Yes. That’s correct.
DAVID JANAZZO: Thank you.
OPERATOR: Thank you. Your next question is from James Breen with Thomas Weisel Partners.
JAMES BREEN, THOMAS WEISEL PARTNERS: Thanks, guys. One clarification on one question: The $2.5 billion of synergies excludes any potential savings from buying power associated with the CAPEX. Is that correct?
BRAXTON CARTER: That’s correct.

JAMES BREEN: And then secondly with, on the debt side, are there puts in place on Leap’s debt that you’d have to potentially refinance all of it or is there a way to get around that just given the way the capital marks have been recently. Could that be a potential stumbling block?
BRAXTON CARTER: Yes, we’re prepared to assume or refinance their debt, so we see no issues with, you know, assuming or refinancing.
JAMES BREEN: And where’s your cost of borrowing now versus theirs?
BRAXTON CARTER: Fairly equivalent. We’re a little bit lower.
JAMES BREEN: Great. Thank you.
OPERATOR: Thank you. Your next question is from Romeo Reyes with Jefferies and Company.
ROMEO REYES, JEFFRIES AND COMPANY: Good morning.
ROGER LINQUIST: Good morning.
BRAXTON CARTER: Hey, Romeo.
ROMEO REYES: Hi, Braxton. A couple of questions here. First, on the financing I think just on the previous question, the bonds are trading above the 101 put, so I think the bondholders would love to have this combination happen.
Just in terms of the share and reduction assumption that you have here, there’s been a decent amount of speculation that, obviously, the move-related churn is one of the biggest I guess touch points here that would produce some significant synergies.
Can you give us a sense of what that churn reduction assumption is in your, if you can, in your model? And then secondly with respect to I guess on the ARPU side, would you care to talk about the possibility here with respect to maybe rolling a nationwide all-you-can-eat plans and stuff like that? Thanks.
BRAXTON CARTER: Let me take the first question, and then I’ll pass it to Roger for the second question on, you know, more of a nationwide, you know, plan here.
When you look at the improved customer-retention aspect of the capitalized synergies that we put together, there’s really two drivers. You know, the first driver is with, you know, a combined company being in virtually all the Top 200 markets.
When you have a situation today where a customer moves out of a Leap or a Metro market, they’re gone. But with a combined company, you know, having the type of national footprint that we’re talking about, you would retain those customers, which is a key aspect of the synergies.
But probably more importantly, when you look at what this does in creating a new national wireless carrier, the value proposition of our subscribers using the service in all the combined company’s markets creates a stronger proposition, grows the pie, and also we would believe will have a significant impact on customer retention, so those are really the two drivers. Roger?
ROMEO REYES: Braxton, if you can go back on the churn? What percentage of your churn would you guestimate is move-related type of churn? Is it about 100 basis points?
BRAXTON CARTER: You know, what we’re really doing is positioning this more as an overall percentage of the synergies, which we’ve estimated at 35 percent. We’re not going anymore granular than that at this point.
ROMEO REYES: Fair enough.

ROGER LINQUIST: Yes. In regards to the question about a national unlimited offering, I think that is something that we’ve got to think a bit about. We’ve taken the position of being very conservative on our growth and ARPU for the simple reason that we respect what could be a more aggressive, competitive, position by all of our nationals going forward.
It certainly is a possibility. I think we’d want to evaluate that at the time. Currently, what we do offer our customers is that roaming without additional costs in any of our markets. But it is something that we would definitely revisit should this combination move forward.
ROMEO REYES: Thank you.
OPERATOR: Thank you. Your next question is from Michael Rollins with Citigroup.
MICHAEL ROLLINS, CITIGROUP: Hi, good morning. Just two questions.
What would be the implications for the upcoming spectrum auction in terms of, if the two companies did agree on terms, what would the implications be in terms of joint bidding? Would that be something that (INAUDIBLE) necessary? If you can walk us through that, that would be great.
The second question I had was, as you mentioned, you talked to Leap over the last four years. In your view, why do you feel some of the metrics, like penetration, are so significantly different between the two companies?
And if you can then talk us through how you come up with some of your synergy expectations for improving penetration of the combined company in terms of, you know, starting from where we are today and then, and what you’ve built into that ...
ROGER LINQUIST: Sure, OK. Let’s hope we can remember both parts of your question. Let me take the first one. The 700 MHz Auction, obviously any combination or prospective combination, we would certainly talk with the Leap people.
We can’t really anticipate their requirements. Our focus has as we’ve indicated to people, we want to shore up where we think that there are spectrum opportunities to expand our holdings in appropriate areas of the country. But it would have to be a determination, because we’re not obviously, privy to what they’re thinking. And so on the second half?
BRAXTON CARTER: Yes, the second half. You know, if you look at Leap and if you look at Metro, we’re two of the fastest growing wireless carriers out there. You know, they have done an outstanding job with their business and our results, you know, speak for themselves.
You know, to really get into differences between the two companies, you know, I don’t think its, you know, really appropriate to go into a lot of detail at this point. But I think it’s important to note that we really believe, and we said this in our prepared remarks earlier, that this benefits both footprints from a penetration standpoint, from a competitive standpoint.
And when you look at, you know, having nine of the top twelve markets in the United States, we do think that that is extremely attractive to a lot of the, you know, tier two and tier three markets, you know, that Leap has in their core markets.
And I might just add to that that, where we have very large, I would say, considerably large regional coverage both in Florida and California, we have been able to discern information that gives us some, I think, good reason for predictions that we’ve used, and they have obviously at this point been conservative.
ROGER LINQUIST: And I guess in summary, you know, Metro’s major market focus has driven the results that you’re seeing here, when you compare the two companies.

MICHAEL ROLLINS: Thanks very much.
OPERATOR: Thank you. Your next question is from Brett Feldman with Lehman Brothers.
BRAD FELDMAN, LEHMAN BROTHERS: Thanks for taking the question. You know, I look at slide seven where you outline the synergies, I mean, basically, 65 percent of the synergies that you’re anticipating seem to be footprint related.
So I’m just wondering, you know, couldn’t you achieve a similar level of improvement in your business just by entering into a roaming agreement with Leap? Is that something that you’ve considered? You know, why do you think going down the merger route is more beneficial for those synergies?
ROGER LINQUIST: Well, basically, as you know roaming, up to this point, has been very much voice centric. SMS has sometimes been included. The world going forward is data. And it doesn’t give you the true integration.
So the factor is that, yes, it’s a surrogate but it’s not a stand in for the real thing. It’s just not as attractive and it doesn’t give us what we need, we think to accomplish the synergies and the value that we place on that.
BRAD FELDMAN: OK. I guess the reason why I was thinking about whether there might be a less disruptive way of going about this is that, you know, both the companies have pretty significant market launches ahead of them over say, the next 18 months.
And I guess I’m just wondering do you think you have the management bandwidth to do both and expansion and an integration at the same time?
ROGER LINQUIST: Absolutely.
BRAD FELDMAN: And do you think that you can get all these synergies to be achieved up front? Or do you think that some of them, such as the actual integration of back offices is something you may postpone until you’ve completed some of these market launches?
ROGER LINQUIST: Well, those are very two different questions. I think the focus that you should be left with, is that integration of the network is job one.
BRAD FELDMAN: Yes.
ROGER LINQUIST: The others are as necessary or as the opportunities exist.
ROGER LINQUIST: And we look forward to sitting down with Leap and working through those issues.
BRAD FELDMAN: OK. Thanks a lot.
ROGER LINQUIST: We have time for one more question.
OPERATOR: Thank you. Your last question is from Will Power with Robert Baird.
WILL POWER, ROBERT BAIRD: Yes, thanks. I think, actually most of my questions ...
ROGER LINQUIST: Morning.
WILL POWER: Good morning. I think most of my questions have probably been answered, but I guess on the synergy front, you know, you’ve already tackled upside to penetration and opportunities for improved retention.
I guess, you know, you look at the back office and operating efficiencies, I wondered if you could highlight what some of the core opportunities are there given that, you know, you don’t overlap today.

And then secondly, I guess, any early thoughts as to how you’re thinking about branding as a combined entity, thanks.
BRAXTON CARTER: Take the first?
ROGER LINQUIST: Yes, I’ll take the first one. You know, by putting these two companies together and creating a new national wireless carrier, what we’re doing here is taking two companies that are extremely complementary to each other from a business model standpoint, from a technologies standpoint and from a cost structure standpoint.
When you’re looking at the operating efficiencies section of our estimated synergies; that’s driven by scale and volume of the business. The back office, which is fairly de minimis to the total estimated synergies are just efficiencies of ultimately integrating back office operations.
ROGER LINQUIST: Which, you know, it would turn out to be billing, customer services, things that at this point, we out source. And I think my understanding is that Leap does to a great degree also. On the branding, I think the best word to say here is that, you know, you squeeze a trigger, you don’t yank it.
And I think we’ve got to be cautious as to how we would proceed. We do believe that Metro has a very strong brand but these are discussions that we would have to have and we would share with the management teams respectively. I think that’s just — so with that, does that address your question?
WILL POWER: Yes. No, I think it does, thanks very much and good luck.
ROGER LINQUIST: Thank you all again for joining us on this call. We look forward to making this very attractive combination happen quickly. Thank you all.
OPERATOR: Thank you. This does conclude today’s MetroPCS Conference Call. You may now disconnect.
END
Forward-Looking Statements
Any statements made in this transcript that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential costs and benefits of any such transaction and any potential synergies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
This transcript is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnnut Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel.
MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.